                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                  Commission File Number 0-18492

                           NOTIFICATION OF LATE FILING

(Check One):  / / Form 10-K    / / Form 11-K    / / Form 20-F    /X/ Form 10-Q
              / / Form N-SAR
For Period Ending:  March 31, 2000
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/ / Transition Report on Form 10-K           / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F           / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K

Read the attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I. REGISTRANT INFORMATION

Full name of registrant       TEAMSTAFF, INC.
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Former name if applicable
                         DIGITAL SOLUTIONS, INC.
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Address of principal executive office (Street and number)
                         300 ATRIUM DRIVE
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City, State and Zip Code      SOMERSET, NEW JERSEY 08873
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                         PART II. RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

              RIDER ATTACHED.

                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

          DONALD  KELLY                          (732)            748 - 1700
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            (Name)                            (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              /X/ Yes  / / No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                                                 / / Yes  / / No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 TEAMSTAFF, INC.
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                  (Name of registrant as specified in charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   May 15, 2000                By:   /s/ Donald Kelly
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                                         Donald Kelly, Chief Financial Officer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be type or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

PART III

         Effective April 8, 2000 the Company completed the acquisition of the assets of the Synadyne division of Outsource International, Inc. The acquisition was negotiated and consummated within approximately a 30 day period. The acquisition resulted in a increase of approximately 9,000 worksite employees to the current Teamstaff workforce, as well as the introduction of different accounting and other software systems. Primarily as a result of the time requirements to accomplish the acquisition and the subsequent integration of new employees and systems, management has been unable to devote the required resources to preparation of the financial statements for the Form 10Q to allow for sufficient time for review with its independent accountants.

         The Company expects that the Form 10Q for the quarter ended March 31, 2000 will reflect significant changes from the Form 10Q for the corresponding quarter ended March 31, 1999 primarily because the Company's operations for the current period reflect a full 3 months operations of the former Teamstaff entities. These entities were acquired on January 25, 1999, and therefore the Form 10Q for the quarter ended March 31, 1999 did not include the operations of the entities for a full three month period. In addition, in connection with the acquisition of the former Teamstaff entities in January 1999, the Company obtained additional working capital facilities from its primary lender. The Form 10Q for the current quarter will reflect a full three months of these facilities as opposed to the corresponding quarter ended March 31, 1999, but will also reflect the paydown of certain portions of the facility.

         For the three months ended March 31, 2000, revenue increased 44% to approximately $79.6 million from $55.2 for the previous year's quarter ended March 31, 1999. Earnings before interest, taxes, depreciation and amortization rose 24% to $917,000 in the quarter ended March 31, 2000 as compared to $742,000 for the quarter ended March 31, 1999. The financial statements for the quarter ended March 31, 1999 included a non-recurring one-time net tax benefit of $400,000. After eliminating the net tax benefit, net income in the quarter ended March 31, 2000 increased approximately $71,000 (56%) over the previous year corresponding quarter.